DC

No Act
P.E. 12-18-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

03004539

January 9, 2003

Anthony R. Augliera
Senior Vice President and
Assistant General Counsel
Legal Division
Wachovia Corporation
NC0630
One Wachovia Center
301 South College Street
Charlotte, NC 28288-0630

Act 1934
Section
Rule 14A-8
Public Availability 1-9-2003

RE: Wachovia Corporation
Incoming letter dated December 18, 2002

PROCESSED
JAN 17 2003
THOMSON
FINANCIAL

Dear Mr. Augliera:

This is in response to your letter dated December 18, 2002 concerning the shareholder proposal submitted to Wachovia by David J. Pasek. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: David J. Pasek
9216 Forest Manor Ct.
Charlotte, NC 28215

Wachovia Corporation
NC0630
One Wachovia Center
301 South College Street
Charlotte, NC 28288-0630

RECEIVED
2002 DEC 19 PM 3:59
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Anthony R. Augliera
Senior Vice President
Legal Division
Tel 704-383-4901
Fax 704-715-4496
anthony.augliera@wachovia.com

WACHOVIA

1934 Act/Rule 14a-8

December 18, 2002

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Wachovia Corporation - Omission of Shareholder Proposal Submitted by David J. Pasek

Ladies and Gentlemen:

Wachovia Corporation, a North Carolina corporation ("Wachovia"), hereby notifies the Securities and Exchange Commission (the "Commission") of its intent to omit a shareholder proposal from its proxy statement and form of proxy for Wachovia's 2003 Annual Meeting of Shareholders (the "2003 Proxy Materials"), pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, and, in connection therewith, respectfully requests the staff of the Division of Corporation Finance (the "Staff") to indicate that it will not recommend any enforcement action to the Commission.

The Proposal

On or about June 21, 2002, Wachovia received a letter, dated June 21, 2002 (the "Letter"), from Mr. David J. Pasek (the "Proponent") containing a request to include a shareholder proposal (the "Proposal") in Wachovia's 2003 Proxy Materials.* The Letter is attached as Exhibit B.

The Proposal requests Wachovia's management and Board of Directors "to demonstrate their commitment to Democracy and the sanctity of the Voting process by not contributing financially in

* Wachovia received the Letter by certified mail. A copy of the envelope containing the Letter, which indicates that the Letter was postmarked on June 21, 2002, is attached as Exhibit A.

any direct or indirect way to the proposed new Charlotte Uptown Arena project. . . ." The Proposal relates to the City of Charlotte's proposal to build an arena in its uptown city area, which would be used for a potential National Basketball Association team, as well as for other sporting and social events. As noted by the Proponent, the proposed arena, along with certain other related matters (the "Arena Project"), was the subject of a referendum by the City of Charlotte, which failed to get sufficient votes to pass. The referendum, however, was non-binding and the City of Charlotte has announced that it intends to move forward with the Arena Project. The Proponent is the spokesperson of the Arena Boycott Committee, which is opposed to the Arena Project.

For the reasons set forth below, Wachovia believes it may properly omit the Proposal from its 2003 Proxy Materials.

Summary of Wachovia's Position

As set forth more fully below, Wachovia believes that it may properly omit the Proposal from its 2003 Proxy Materials pursuant to (i) Rules 14a-8(b) and 14a-8(f) because the Proponent fails to satisfy the minimum ownership requirement for the one-year period required by Rule 14a-8(b) and has failed to supply, within 14 days of receipt of Wachovia's request, documentary support sufficiently evidencing that he satisfied such ownership requirement as required by Rule 14a-8(f); and (ii) Rule 14a-8(i)(7) because it relates to Wachovia's ordinary business operations.

I. <u>Rules 14a-8(b) and 14a-8(f)-The Proponent is not Eligible to Submit the Proposal</u>

Rule 14a-8(b)(1) generally provides that to be eligible to submit a shareholder proposal, a proponent must have continuously held at least $2,000 in market value, or 1%, of the company's outstanding securities entitled to vote on the proposal at the shareholder meeting, for at least one year by the date that the proponent submits the proposal. If the proponent is not a stockholder of record and has not filed stock ownership schedules or forms with the Commission, Rule 14a-8(b)(2)(i) requires that the proponent prove his or her eligibility by submitting a written statement from the record holder of the securities verifying that, at the time that the proponent submitted the proposal, the proponent continuously held the securities for at least one year. In addition, Rule 14a-8(b)(2)(i) requires the proponent to provide a written statement that he or she intends to continue to hold the securities through the date of the meeting of shareholders.

The Letter indicates that the Proponent owns 100 shares of Wachovia common stock, but did not include any other verification of ownership. According to Wachovia's stock records maintained by Wachovia Bank, N.A., its stock transfer agent, the Proponent is not a registered stockholder of Wachovia nor was he a registered stockholder during the relevant period, including on June 21, 2002. In addition, the Proponent has not filed stock ownership schedules or forms with the

Commission. Therefore, pursuant to Rule 14a-8(f)(1), by letter dated June 28, 2002, Wachovia notified the Proponent of the eligibility and procedural defects in the Letter, including (i) that he must provide an affirmative written statement from the record holder of his shares verifying that, at the time of submission of the Proposal, he continuously held his shares for at least one year, and (ii) that he must provide his written statement that he intends to hold his shares through the date of Wachovia's 2003 annual meeting of shareholders. Wachovia's letter also expressly notified the Proponent that the required information must be provided within 14 calendar days of receipt of Wachovia's request. In addition, Wachovia provided the Proponent with a copy of Rule 14a-8 to assist him in understanding the rule's requirements. A copy of Wachovia's letter to the Proponent is attached as Exhibit C, and copies of UPS tracking detail (UPS was the delivery service used to deliver Wachovia's letter) showing that Wachovia's letter was delivered to the Proponent on July 1, 2002 are attached as Exhibit D.

As of the date of this letter, Wachovia has not received any further written correspondence from the Proponent. However, in an article in the local newspaper, The Charlotte Observer, dated July 15, 2002 (the "Article"), it was noted that the Proponent purchased his shares of Wachovia common stock in June 2002, and the Proponent admitted that he knew he was not eligible to submit a shareholder proposal because he did not satisfy the one-year holding period requirement. A copy of the Article is attached as Exhibit E. The statements in the Article are consistent with telephone conversations that the undersigned had with the Proponent on December 9, 2002 and December 10, 2002 regarding the Proposal. In such telephone conversations, the Proponent stated that he purchased all 100 of his shares of Wachovia common stock several weeks before submitting the Proposal on June 21, 2002 and that he did not own at least $2,000 in market value of Wachovia's common stock for at least one year prior to the date of submitting the Proposal. Accordingly, the Proponent does not satisfy the eligibility requirements of Rule 14a-8(b)(1), and the Proponent's eligibility defects cannot be remedied. See Simpson Industries, Inc. (publicly available February 9, 2000) (proponent acknowledged in a letter that the company was not required to include the proposal in its proxy materials and the Staff noted the company's representations to that effect); and TEXFI Industries, Inc. (publicly available December 2, 1992) (Staff noted proponent's acknowledgment in a letter that securities were not held for a one year period). Moreover, Wachovia would not have even been required to provide the Proponent with notice of the eligibility defects if it had known that the Proponent had purchased his shares shortly before submitting the Proposal and did not meet the one-year holding period requirement. In Staff Legal Bulletin No. 14 at Question C(6)(c), the Staff states that notice of a defect is not required if the defect cannot be remedied, and in an example noted that such a situation would apply if a shareholder indicates that he or she had owned securities entitled to be voted on the proposal for a period of less than one year before submitting the proposal.

In addition, as noted above, the Proponent has not provided the required proof of ownership nor a statement that he would continue holding his securities through the date of Wachovia's 2003 annual meeting of shareholders. The Staff also has consistently indicated that failure of a proponent to provide the required proof of ownership within the time frame required by Rule 14a-8 provides a basis for excluding the proposal from its proxy materials under Rule 14a-8(b) and Rule 14a-8(f). See, e.g., Equidyne Corporation (publicly available November 19, 2002); and Citigroup, Inc. (publicly available February 17, 2002). Similarly, the Staff has concluded that a proposal may be excluded from proxy materials if the proponent fails to provide the required written confirmation of his or her intent to continue holding company securities through the date of the shareholder meeting. See Avaya Inc. (publicly available July 19, 2002).

Accordingly, based on the foregoing, Wachovia believes that it may properly omit the Proposal under Rules 14a-8(b) and 14a-8(f).

II. Rule 14a-8(i)(7)-The Proposal Relates to Ordinary Business Operations

Rule 14a-8(i)(7) permits the exclusion of a shareholder proposal if the proposal deals with the company's ordinary business operations. Wachovia is a bank holding company with its headquarters in Charlotte, North Carolina. Wachovia provides a wide range of financial services to its customers throughout the East Coast and the nation, including commercial and retail loans, private equity investments, investment banking, securities brokerage, and other financial advisory services. Wachovia has currently indicated that its initial involvement with the Arena Project will include its participation with certain other members of the Charlotte business community in underwriting or financing a portion of the costs associated with the Arena Project. **

The Proposal would restrict Wachovia from making any direct or indirect financial contributions to the Arena Project, and, therefore, would restrict Wachovia from providing many of the services that Wachovia provides as part of its ordinary business operations. In addition to prohibiting any direct contributions to, or investments in, the Arena Project, the restriction on indirect financial contributions would prevent Wachovia from providing loans to, or making investment in, any entities for purposes of the construction or operation of the Arena Project, or in any other businesses that may relate to the development of the proposed arena and its surrounding area, such as restaurants and retail stores.

The Staff has recognized that the activities described above deal with Wachovia's ordinary business operations. For example, in Bancorp Hawaii, Inc. (publicly available February 27, 1992), the Staff concluded that a proposal, substantially similar to the Proponent's Proposal, may be excluded from the company's proxy materials because it dealt with matters relating to the conduct of the company's ordinary business operations. In Bancorp Hawaii, the proponent was the chairwoman

** Wachovia's initial direct financial contributions would include certain investments in land and certain financings that would be repaid from various revenue sources relating to the Arena Project.

of a neighborhood board that was against the development and construction by the City and County of Honolulu of a rail mass transit system. The proponent's proposal would have prohibited the company from (i) acting as a financial consultant or advisor to the City and County of Honolulu, (ii) underwriting or purchasing bonds for the purpose of financing the project, (iii) lending funds or assisting in any way individuals or entities who have entered into joint development agreements with the City and County of Honolulu to develop land around the rail stations or rights of way, and (iv) lending funds or investing in any project which would use the transit line under certain circumstances. The Staff, in recognizing the absence of any significant policy issues, concluded that all of those business activities related to the company's ordinary business operations, and permitted the exclusion of the proposal from the company's proxy materials. See also Citicorp (publicly available January 19, 1989); and Chelsea Property Group, Inc. (publicly available March 18, 2002).

The Staff also has consistently concluded that proposals requesting a company to refrain from making any contributions to specific types of organizations may also be excluded from proxy materials pursuant to Rule 14a-8(i)(7) and its predecessor, Rule 14a-8(c)(7). See SJW Corp. (publicly available February 1, 1999) (proposal mandating that the company not give anything of value to the San Jose Chamber of Commerce excludable because it relates to the company's ordinary business operations "i.e. contributions to specific types of organizations"). See also Consolidated Edison Company of New York, Inc. (publicly available March 30, 1984) (proposal requesting that the company cease contributions to the U.S. Committee for Energy Awareness and publish a report discussing its contributions and lobbying efforts in support of nuclear and coal energy sources excludable "since it appears to deal with specific lobbying, advertising and other activities that relate to the operation of the company's business").

Accordingly, based on the foregoing, Wachovia believes that it may also properly omit the Proposal under Rule 14a-8(i)(7).

Conclusion

For the reasons set forth above, Wachovia respectfully submits that it may properly omit the Proposal from its 2003 Proxy Materials and requests that the Staff indicate that it will not recommend enforcement action to the Commission if Wachovia omits such Proposal.

In accordance with Rule 14a-8(j), six copies of this letter, including all exhibits, are enclosed, and a copy of this letter is being sent to the Proponent. Please acknowledge receipt of this letter by stamping the enclosed copy of the first page of the letter and returning it in the enclosed selfaddressed, stamped envelope. If you have any questions regarding this request, please call the undersigned at (704) 383-4901.

Very truly yours,

Anthony R. Augliera
Senior Vice President and
Assistant General Counsel

cc: David J. Pasek

Enclosures

Exhibit A

David J. Pasek
9216 Forest Manor Court
Charlotte, NC 28215

RETURN RECEIPT REQUESTED

UNITED STATES POSTAL SERVICE

0000

28288

U.S. POSTAGE
PAID
CHARLOTTE, NC
28215
JUN 21. '02
AMOUNT

$3.94
00086767-03

7002 0460 0001 4942 3024

PLACE STICKER AT TOP OF ENVELOPE TO THE RIGHT OF THE RETURN ADDRESS. FOLD AT DOTTED LINE

CERTIFIED MAIL

Secretary of Wachovia Bank
301 South College Street
Charlotte, NC 28288-~~0200~~

NC 0630

TN-27

Exhibit B

9216 Forest Manor Ct.
Charlotte, NC 28215
djpasek@arenaboycott.com
704 451-2863

David J. Pasek

June 21, 2002

Mr. Ken Thompson, President and CEO
Wachovia Bank
301 South College Street
Charlotte, NC 28288-0206

Dear Mr. Thompson,

In accordance with Wachovia corporate policy regarding shareholders' rights to submit proposals at the next Wachovia Annual Shareholders Meeting, please have the following "Shareholder Proposal" submitted on my behalf:

SHAREHOLDER PROPOSAL

David J. Pasek, 9216 Forest Manor Ct., Charlotte, NC 28215, owner of 100 shares of Common Stock, has submitted a letter to Wachovia requesting that the following proposal be submitted to our shareholders for consideration at the next Annual Meeting:

"RESOLVED: Management and Directors are requested to demonstrate their commitment to Democracy and the sanctity of the Voting process by not contributing financially in any direct or indirect way to the proposed new Charlotte Uptown Arena project which was overwhelmingly rejected by the Charlotte Voters in their June 5, 2001 Arena Referendum."

"REASONS: While the United States is currently engaged in a world war to defend our Democratic institutions, and while American boys are dying on the battlefield to defend the sacredness of the Voting process, it is inappropriate to disrespect the Voters and disregard the Vote count of the June 4, 2001 Charlotte Arena Referendum. In contributing financially to the proposed new Charlotte Uptown Arena in defiance of the majority of the Voters, Wachovia, while not in technical violation of the letter of the law, is in violation of the spirit of the law and will damage its public relations image by recklessly and unnecessarily risking extension of the Charlotte Arena Boycott to Wachovia itself, thereby damaging its profitability and that of its shareholders."

Sincerely,

David J. Pasek

David J. Pasek

First Union Corporation
Legal Division
One First Union Center
301 South College Street (NC0630)
Charlotte, NC 28288-0630
Tel 704 374-6611
Fax
Charlotte Office
(704) 383-4901
FAX: (704) 715-4496

Exhibit C

June 28, 2002

Mr. David J. Pasek
9216 Forest Manor Ct.
Charlotte, North Carolina 28215

Dear Mr. Pasek:

We have received your letter regarding your request to submit a shareholder proposal at Wachovia Corporation's 2003 Annual Meeting of Shareholders relating to the Charlotte uptown arena project. We appreciate your interest in the subject matter discussed in your proposal. As a bank holding company engaged in lending, as well as an active member of the Charlotte community, Wachovia certainly has an interest in Charlotte's economic development, and we would welcome the opportunity to discuss with you the issues involved in your proposal.

In the meantime, in order to properly consider your request, which we assume is to include your proposal in Wachovia's proxy statement, and in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, as amended ("Rule 14a-8"), we hereby inform you of certain eligibility and procedural defects in your proposal relating to your share ownership. It does not appear from our records that you are the "record" holder of your shares of Wachovia common stock (that is, you do not hold the shares in your own name). Accordingly, as set forth in Rule 14a-8, within 14 calendar days after receipt of this letter you must provide Wachovia with an affirmative written statement (other than your periodic investment statements) from the "record" holder of the shares (a bank, broker or other depository) verifying that, at the time you submitted your proposal, you continuously held your shares of Wachovia common stock for at least one year. In addition, you must provide Wachovia with your written statement that you intend to continue to hold the shares through the date of the 2003 annual meeting of shareholders.

Please note that in asking you to provide such information Wachovia does not, however, relinquish its right to later object to including your proposal on related or different grounds pursuant to the requirements of Rule 14a-8. For your convenience, I have enclosed a copy of Rule 14a-8.

Please send the above information, within the 14 calendar day time period set forth above, to my attention at the following address:

Wachovia Corporation
301 South College Street, 31st Floor
Charlotte, North Carolina 28288-0630

You also may fax the required information to me at 704-715-4496. If you have any questions, please feel free to contact me at 704-383-4901.

Sincerely,

Anthony R. Augliera
Senior Vice President and
Assistant General Counsel

cc: Mark C. Treanor
Senior Executive Vice President,
General Counsel and Secretary

Enclosure

2day Track to see when delivered

UPS Internet Shipping: Shipment Receipt

(Keep this for your records.)

Exhibit D

Transaction Date 28 Jun 2002

ADDRESS INFORMATION

Ship To	Shipper	Ship From
Mr. David J. Pasek 704-451-2863 9216 Forest Manor Court CHARLOTTE, NC 28215 Residential	Anthony Augliera FUNB01981200307 704-383-7549 NC0630 Legal 301 S. College Street Charlotte, NC 28288	Charlotte, NC 28288

SHIPMENT DETAILS

Service :	UPS 2nd Day Air
Payment Method :	Bill Sender: A7R083

Shipping : **7.56

PACKAGE DETAILS

Package 1 of 1

Tracking Number	1ZA7R0830290376587
Package Type	UPS Letter
Actual Weight	Letter
Billable Weight :	Letter

All currencies in USD **Total :** **7.56

Note: The displayed rate is for reference purposes and does not include applicable taxes.
* For delivery and guarantee information, see the UPS Service Guide. To speak to a customer service representative, call 1-800-PICK-UPS.
** Rate includes a fuel surcharge.

Responsibility for Loss or Damage

Unless a greater value is recorded in the insured value field as appropriate for the UPS shipping system used, the shipper agrees that the released value of each package covered by this receipt is no greater than $100, which is a reasonable value under the circumstances surrounding the transportation. UPS does not accept for transportation and shipper's requesting service through the Internet are prohibited from shipping packages with a value of more than $50,000. The maximum liability per package assumed by UPS shall not exceed $100, regardless of the purchase of insurance for protection in excess of $100. The maximum liability per package assumed by the applicable insurance company shall not exceed $50,000 (less $100). Claims not made within nine months after delivery of the package (six months for international shipments), or in the case of failure to make delivery, nine months after a reasonable time for delivery has elapsed (six months for international shipments), shall be deemed waived. The entry of a C.O.D. amount is not a declaration of value for insurance purposes. All checks or other negotiable instruments tendered in payment of C.O.D.'s will be accepted by UPS at shipper's risk. UPS shall not be liable for any special, incidental, or consequential damages.

All shipments are subject to the terms and conditions contained in the UPS Tariff and the UPS Terms and Conditions of Service, which can be found at www.ups.com.

LOG IN TO MY UPS.COM

TRACK | SHIP | RATES | TRANSIT TIME | PICKUP | DROP-OFF | SUPPLIES

TRACKING NUMBER | REFERENCE NUMBER

Tracking Detail

Status: **Delivered**
Delivered on: Jul 1, 2002 4:31 P.M.
Location: FRONT DOOR
Delivered to: CHARLOTTE, NC, US
Shipped or Billed on: Jun 28, 2002

Tracking Number: 1Z A7R 083 02 9037 658 7
Service Type: 2ND DAY AIR

PACKAGE PROGRESS

Date	Time	Location	Activity
Jul 1, 2002	4:31 P.M.	CHARLOTTE-DERITA, NC, US	DELIVERY
	5:00 A.M.	CHARLOTTE HUB, NC, US	OUT FOR DELIVERY
	2:41 A.M.	CHARLOTTE HUB, NC, US	ARRIVAL SCAN
Jun 30, 2002	1:37 A.M.	COLUMBIA AIR HUB, SC, US	DEPARTURE SCAN
Jun 29, 2002	11:17 P.M.	COLUMBIA AIR HUB, SC, US	LOCATION SCAN
	10:50 P.M.	COLUMBIA AIR HUB, SC, US	UNLOAD SCAN
	11:14 A.M.	COLUMBIA AIR HUB, SC, US	ARRIVAL SCAN
Jun 28, 2002	11:18 P.M.	CHARLOTTE GATEWAY, NC, US	DEPARTURE SCAN
	9:32 P.M.	CHARLOTTE GATEWAY, NC, US	ORIGIN SCAN
	6:48 P.M.	CHARLOTTE-METRO, NC, US	PICKUP SCAN
	12:26 P.M.	US	BILLING INFORMATION RECEIVED

Tracking results provided by UPS: Jul 2, 2002 8:49 A.M. Eastern Time (USA)

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Exhibit E

CENTER CITY PARTNERS CELEBRATES J&W SHOW;
Observer Business Staff

07/15/2002
Charlotte Observer (NC)

ONE-THREE
2D

"A great event to celebrate a great happening," BellSouth's Krista Tillman said of the party thrown in honor of a TV show about Charlotte's landing of a Johnson & Wales University campus.
About 70 business people, politicians and civic boosters crowded the Tower Club Grill last Tuesday evening for the Charlotte Center City Partners-sponsored festivities. CCCP had expected 50. "I can't wait to see the first (J&WU) students pedaling down the street with backpacks," said Tillman, who became chairperson of CCCP this month.

Sponsored by Piedmont Natural Gas, the WBTV (Channel 3) program was the swan song for Nancy Ross, who soon leaves for Chicago. Ross has put together a series of TV specials on Charlotte's center city, and many at the viewing party felt her last was among her best. WBTV exec Cecily Durrett said about 105,000 viewers tuned in.
A truly cool experience awaits anyone who can get to the Ben & Jerry's Ice Cream store on Providence Road this morning at 10. It's the third annual Ben & Jerry's Scooper Olympics for employees of the four stores in Mecklenburg County.

To build skills, promote teamwork and, aw heck, just for fun, teams will compete in cake decorating, scooping for accuracy and an ice-cream sundae relay. The winning team gets an Olympic rings trophy that Davidson store manager Karen Toney fashioned out of ice cream cones.

Observers get to eat the spoils of competition - free.

The Big I has learned that the coffee shop under construction at the entrance to the SouthPark Belk store won't be a Starbucks as originally planned. The department store and coffee chain couldn't come to a lease agreement, so Belk decided to go with a local name: Dilworth Coffee, which owns the shop of that name on East Boulevard. The Belk coffee shop is scheduled to open this fall.

Spokesman Steve Pernotto says Belk preferred to go with a local company anyway, as it did when it paired with Carmen!Carmen! to open a new salon and spa in the SouthPark store. As it builds new stores, Belk hopes to pair with local businesses in other markets, Pernotto said.

"Beep if you are boiling," the Morningstar Mini-Storage sign read during a hot spell. "Is your turkey getting nervous?" it asks each Thanksgiving. Last week's sign proclaimed "Martha will make the cell so cute," a reference to Martha Stewart and congressional scrutiny of her ImClone stock sales.

The pithy messages will remain at all 55 Carolinas locations, even though Morningstar Mini-Storage of Matthews is getting new owners. Steve Benson, along with son Dave, sold majority ownership to Shurgard Storage Centers of Seattle, but he said he'll keep on posting the messages weekly, as he has since 1981. Chuck Barbo, CEO of Shurgard, says that's fine with him.

Steve Benson and partner Neville Christie developed the message idea with two rules: Never talk about themselves, and stay away from politics and religion. The funny sign stories keep coming. When the message said the sign was on sick leave, the company received loads of get-well cards.

Arena opponent David Pasek doesn't want Bank of America, Wachovia or Duke Energy to help the City Council build a new home for an NBA team. So he bought stock in the three companies last month, then submitted shareholder proposals that, if approved, would ban them from contributing to an arena.

But SEC regulations require a shareholder to own stock for a year before submitting a proposal. Pasek says he knew that, but decided to go ahead anyway.

Pasek, a doctor who lives in Mecklenburg County, figures he'll submit his proposals again next year.

Meanwhile, he hopes the companies will back out voluntarily. He says the companies should not go against voters who rejected an arena bond package last year.

Courtesy of a recent arrival from Cleveland, "Ovations" is the moniker of the new restaurant headed for the old Valentino's site. "I was just thinking of a name that relates to the theater," explained Jeanne Burk, who won the recent contest to name the new eatery. Ovens Auditorium is next door to the Independence Boulevard location.

Burk, now of Denver, N.C., wins dinner for two every month for a year. Her suggestion was among more than 200 that Brooks Bostic received after he asked for entries through Insider. Bostic's Carolina Hospitality Management firm will operate the new eatery when it opens in October.

A name he almost picked was "Orange Barrel Cafe," a reference to the seemingly endless road construction nearby.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 9, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wachovia Corporation
Incoming letter dated December 18, 2002

The proposal relates to financial contributions.

There appears to be some basis for your view that Wachovia may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Wachovia's request, documentary support sufficiently evidencing that he continuously held Wachovia's securities for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Wachovia omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Wachovia relies.

Sincerely,

Jennifer Bowes
Attorney-Advisor